EXHIBIT 99.1

Student Transportation Inc. Announces Underwriters Exercise of Over-Allotment Option

BARRIE, Ontario, March 21, 2012 (GLOBE NEWSWIRE) -- Student Transportation Inc. ("STI") (TSX:STB) (Nasdaq:STB) announced today that the underwriters of its recent public offering of 10,950,000 common shares (the "Common Shares") have exercised their over-allotment option to purchase an additional 1,300,000 Common Shares at a price of C$6.85 per Common Share, less the underwriters' fee.

Aggregate proceeds from the exercise of the option will be approximately C$8,459,750, after deducting the underwriters' fee. The closing of the over-allotment option exercise is expected to occur on or about March 23, 2012, subject to customary closing conditions.

As previously announced, the net proceeds of the offering, including the net proceeds from the over-allotment option, will be used to repay debt and for general corporate purposes.

The offering was underwritten by a syndicate of underwriters led by BMO Capital Markets and including Raymond James Ltd., National Bank Financial Inc., Scotia Capital Inc., Stifel Nicolaus Canada, Inc. and CIBC World Markets Inc.

The Common Shares were offered by way of short form prospectus in all of the provinces and territories in Canada and were offered in the United States pursuant to a registration statement filed under the Canada/U.S. multijurisdictional disclosure system. A registration statement relating to these securities was filed with the United States Securities and Exchange Commission.

Profile

Founded in 1997, STI is North America's third-largest and most progressive provider of school bus transportation services, operating more than 8,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

The Student Transportation Inc. logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=10886

Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of applicable securities laws, which reflects the expectations of management regarding STI's, Student Transportation of America ULC's and Student Transportation of America Holdings, Inc.'s (collectively, the "Company") results of operations, expense levels, seasonality, cash flows, performance, liquidity, borrowing availability, financial ratios, ability to execute the Company's growth strategy and cash distributions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "track", "targeted", "estimate", "anticipate", "believe", "should", "could", "plans" or "continue" or similar expressions suggesting future outcomes or events. These forward looking statements reflect the Company's current expectations regarding anticipated future events, results, circumstances, performance or expectations that are not historical facts. Forward looking statements involve significant risks and uncertainties, and should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether or not or the times at which or by the performance or results will be achieved. A number of factors could cause the Company's actual results to differ materially from the results discussed, expressed or implied in any forward-looking statement made by us or on our behalf, including, but not limited to, the factors discussed under "Risk Factors" in STI's short form prospectus relating to the offering of the Common Shares. These forward looking statements are made as of the date of this news release and, except as required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

CONTACT: Student Transportation Inc.
         Denis J. Gallagher
         Chairman and Chief Executive Officer

         Patrick J. Walker
         Executive Vice President and Chief Financial Officer

         Keith P. Engelbert
         Director of Investor Relations
         (843) 884-2720
         Email: invest@rideSTA.com
         Website: www.rideSTBus.com